FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of February, 2004
		 		 ------------

		  Commission File Number 1-4620
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		 Crystallex International Corporation
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  	     (Translation of registrant's name into English)

      18 King Street East, Suite 1210, Toronto, M5C 1C4 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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
For Immediate Release
February 5, 2004

               CRYSTALLEX ADDS THREE SENIOR EXECUTIVES
              TO ITS MINE DEVELOPMENT AND OPERATING TEAM

TORONTO, February 5, 2004 - Crystallex International Corporation (KRY: TSX,
Amex)announced today the addition of three key personnel to its operations and project development staff: Ron Colquhoun, as Vice-President, Technical Services, Brendan (Barney) Burke, as Corporate Manager, Projects, and John Binns, as Corporate Manager, Environmental.

All three joined Crystallex at the beginning of 2004 and are focusing their expertise on the development of Crystallex's Las Cristinas project in Bolivar State, Venezuela as well as the operation and development of all of the Company's Venezuelan mining properties.

"I am absolutely delighted to be reunited with Ron, Barney and John, with whom I worked at Barrick Gold," said Crystallex's Chief Operating Officer, Ken Thomas. "Each of them brings a wealth of experience and expertise to the Company. They are well recognized and respected in the industry, and our long history of working together in the development, construction and operation of large mining projects will immediately provide additional momentum to our efforts in Venezuela. It again reflects Crystallex's commitment to quickly build a strong and effective operating team."

Todd Bruce, President and Chief Executive of Crystallex noted that "Crystallex's ability to attract people of the calibre and experience of Ron, Barney and John confirms not only the remarkable nature of the Las Cristinas asset but also the stature of Ken Thomas within the mining industry and the overall quality of the Crystallex organisation."

RONALD (RON) COLQUHOUN - VP, TECHNICAL SERVICES

Ron joins Crystallex after 16 years with Barrick Gold Corporation where he held senior positions in operations and project development. In operations, for three years he was Mill Superintendent, Barrick Holt McDermott, Canada; three years Manager Engineering Services, Barrick Goldstrike, USA; and three years General Manager and VP, Operations, Barrick El Indio, Chile. From 1997 until joining Crystallex, Ron was based in the Barrick Corporate Office, Toronto, Canada, as Manager/ Director responsible for major projects, especially the successful US$330 million roaster project expansion at Barrick Goldstrike. Prior to joining Barrick he was with Placer Dome, Timmins, Canada, responsible for various aspects of surface and underground operations. Ron is a graduate of the Haileybury School of Mines, Canada.

BRENDAN (BARNEY) BURKE - CORPORATE MANAGER PROJECTS

Barney joins Crystallex after 7 years with Barrick Gold Corporation at the Corporate Office, Toronto, where he was Manager of Projects responsible for managing the EPCM functions of various projects. One of his major tasks was the Project Management of the EPCM for the Barrick Goldstrike roaster project. Prior to joining Barrick he spent 18 years at Kilborn, now SNC - Lavalin. During his tenure at Kilborn he was Project Engineer/Manager on several projects including the successful US$ 500 million gold autoclave projects at Barrick Goldstrike and Newmont's Twin Creeks Project. He has over 30 years experience with mining projects covering gold, uranium, coal, potash and yttrium. Barney is a civil engineering graduate of Queens University, Belfast, Northern Ireland.

JOHN BINNS - CORPORATE MANAGER ENVIRONMENTAL

John joins Crystallex, on contract, after several years with Barrick Gold Corporation at their Santiago Office, Chile, where, amongst other duties he was, responsible for the environmental closure plan for Barrick's El Indio Project. He has an undergraduate degree in mine engineering and a post graduate qualification in environmental studies. John has many years of international experience with firms such as Rio Tinto. Additionally, his Spanish-English bilingual skills will be a tremendous asset to Crystallex.

Crystallex Receives Community Award

Mr. Bruce also announced that Crystallex had been recently awarded the "Orden (order of) General Domingo Sifontes - Primera Clase" by the Municipality of Sifontes in Bolivar State, the home of Crystallexs mining operations. The prestigious annual award is the highest honour bestowed by the Municipality and, recognizes Crystallex's contribution to the Municipality and its residents. Crystallex has been active over the past year in establishing housing, social benefits and social programs for the residents of Sifontes and Bolivar State.
The award was presented to Crystallex on January 26 in a ceremony conducted by the Mayor of Sifontes Carlos Chancellor and the Governor of Bolivar State, Rojas Soarez.

"Crystallex is grateful for this honour which recognizes our commitment to the region where we work," said Bruce. "Since we entered into our mining operation agreement with the CVG, we have completed the construction of 30 houses, and have installed new sewerage and water systems servicing the Sifontes region. Our local hospital is serving the region well and we remain committed to the providing necessary medical supplies and services to the region.

"We will soon be working with the community in the education and training of necessary mining staff and look forward to serving as a major employer to the region," added Bruce. "We are pleased to have the confidence and support of the Mayor and the Municipality and we are committed to building this relationship. Most of our mine employees will come from the region and will be integral to the success of our mining projects and, in particular, Las Cristinas."

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. Crystallex shares trade on the TSX and AMEX Exchanges. The Company's principle asset is the Las Cristinas property in Bolivar State which is currently under development. Other producing assets include the Tomi Mine, the La Victoria Mine and the Revemin Mill.

For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577

Visit us on the Internet:  http://www.crystallex.com or
		Email us at: info@crystallex.com

NOTE: This may include certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this presentation, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents, including but not limited to its annual information form ("AIF") and its annual report on Form 20-F, filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.


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	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
				      ------------------------------------
						   (Registrant)


Date   February 5, 2004     		     	By    /s/ Daniel R. Ross
-----------------------			     	----------------------------
						        (Signature)*

Daniel R. Ross, Executive Vice President, Secretary, and Corporate Counsel

*Print the name and title of the signing officer under his signature